# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CENTURY CASINOS INC /CO/, CIK 0000911147
CUSIP: 156492100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 455 E. PIKES PEAK AVE, SUITE 210, COLORADO SPRINGS, Colorado (CO), 80903
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535264

## Reporting persons
- AWM Investment Company, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,062,804; shared voting power 0; sole dispositive power 2,062,804; shared dispositive power 0; aggregate amount beneficially owned 2,062,804 (6.7% of the class)
  Comment: AWM Investment Company, Inc., a Delaware corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), Special Situations Fund III QP, L.P. (SSFQP) and Special Situations Private Equity Fund, L.P. (SSPE). (CAYMAN, SSFQP and SSPE will hereafter be referred to as the Funds). As the investment adviser to the Funds, AWM holds sole voting and investment power over 368,289 shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 1,222,374 Shares held by SSFQP and 472,141 Shares held by SSPE

## Item 1. Issuer
Name of issuer: CENTURY CASINOS INC /CO/
Address of issuer's principal executive offices: 455 E. PIKES PEAK AVE, SUITE 210, COLORADO SPRINGS, COLORADO, 80903

## Item 2. Person Filing
Name of person filing:
The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (CAYMAN), Special Situations Fund III QP, L.P., a Delaware limited partnership (SSFQP) and Special Situations Private Equity Fund, L.P., a Delaware limited partnership (SSPE). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of: SSCayman, L.L.C., a Delaware limited liability company (SSCAY), the general partner of CAYMAN; MGP Advisers Limited Partnership, a Delaware limited partnership (MGP), the general partner of SSFQP and MG Advisers, L.L.C., a New York limited liability company (MG), the general partner of SSPE. Greenhouse and Stettner are also controlling principals of AWM.
Address of principal business office or, if none, residence:
527 Madison Avenue, Suite 2600
New York, NY 10022
Citizenship: AWM is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,062,804
Percent of class: 6.7
Sole power to vote or to direct the vote: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting power over 368,289 shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 1,222,374 Shares held by SSFQP and 472,141 Shares held by SSPE. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN. Greenhouse and Stettner are members of MGP, the general partner of SSFQP and MG, the general partner of SSPE. Greenhouse and Stettner are also controlling principals of AWM.
Sole power to dispose or to direct the disposition: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole investment power over 368,289 shares of Common Stock of the Issuer (the Shares) held by CAYMAN, 1,222,374 Shares held by SSFQP and 472,141 Shares held by SSPE. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN. Greenhouse and Stettner are members of MGP, the general partner of SSFQP and MG, the general partner of SSPE. Greenhouse and Stettner are also controlling principals of AWM.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AWM Investment Company, Inc.: Adam Stettner, Executive Vice President (05/09/2025)